Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Halliburton Company
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
The following presentation was made by the President of Halliburton Company at the Credit Suisse 20th Annual Energy Summit on February 24, 2015.
Credit Suisse
20  Annual Energy Summit
Jeff Miller
President
February 24, 2015
th

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 2
Safe Harbor
Statement
© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 2
The statements in this presentation that are not historical statements, including statements regarding the integration of Halliburton and
Baker Hughes, whether the transaction will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of
Halliburton’s
or Baker
Hughes’
stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur;
the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of
Halliburton’s
operating efficiencies applied to
Baker
Hughes’
products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s
future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in
Halliburton’s
Form 10-K for
the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton's business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 3
Safe Harbor
Statement
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on
Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Halliburton and
Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH
THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when avail able) and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at
http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at
+1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or
alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.
Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K
filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-
Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.
Participants in Solicitation
Additional information
© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 3

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 4
1997 Cycle
2001 Cycle
2008 Cycle
2014 Cycle
Weeks
Last 3 Major Cycles
History Doesn’t Always Repeat…
North America Cycle Analysis
© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 4

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 5
Focused investment in capital equipment
Protect market position
Continue strategic initiatives
Live within our Cash Flow
Adjusting cost structure
Lowering input costs
Two-Pronged
Strategy
Unconventionals
Deepwater
Mature Fields
© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 5

© 2014 HALLIBURTON. ALL RIGHTS RESERVED. 6 Creating a Bellwether Oilfield Services Company © 2014 HALLIBURTON. ALL RIGHTS RESERVED. 6

Credit Suisse 20 Annual Energy Summit Jeff Miller President February 24, 2015 th